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                                  SCHEDULE 13G

                                 (RULE 13D-102)

         Information to be included in statements filed pursuant to Rule 13d-1(b) and (c) and amendments thereto filed pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               THOMAS GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  884402-10-8
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                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  88402-10-8
          -----------

- --------------------------------------------------------------------------------
    1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
        Persons     Philip R. Thomas                  ###-##-####
               -----------------------------------------------------------------

- --------------------------------------------------------------------------------
    2)  Check the Appropriate Row if a Member of a Group (See Instructions)
        (a)
           ---------------------------------------------------------------------
        (b)
           ---------------------------------------------------------------------

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    3)  SEC Use Only
                    ------------------------------------------------------------

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    4)  Citizenship or Place of Organization                   USA
                                            ------------------------------------

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    Number of            (5) Sole Voting Power               2,125,820
                                              ----------------------------------
    Shares Bene-
                         -------------------------------------------------------
    ficially             (6) Shared Voting Power                 9,000
                                                --------------------------------
    Owned by
                         -------------------------------------------------------
    Each Report-         (7) Sole Dispositive Power          2,125,820
                                                   -----------------------------
    ing Person
                         -------------------------------------------------------
    With                 (8) Shared Dispositive Power            9,000
                                                     ---------------------------

                         -------------------------------------------------------
    9)    Aggregate Amount Beneficially Owned by Each Reporting Person 2,134,820
                                                                      ----------

- --------------------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                           -----------------------------------------------------

- --------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row 9   35.2%
                                                         -----------------------

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    12)   Type of Reporting Person (See Instructions)     IN
                                                     ---------------------------

- --------------------------------------------------------------------------------

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ITEM 1(A).  Name of Issuer:
                                          Thomas Group, Inc.
                     -----------------------------------------------------------
ITEM 1(B).  Address of Issuer's Principal Executive Offices:
                       5215 N. O'Connor Blvd., Ste. 2500, Irving, TX  75039
                     -----------------------------------------------------------
ITEM 2(A).  Name of Person Filing:
                                          Philip R. Thomas
                     -----------------------------------------------------------
ITEM 2(B).  Address of Principal Business Office or, if None, Residence::
                       5215 N. O'Connor Blvd., Ste. 2500, Irving, TX  75039
                     -----------------------------------------------------------
ITEM 2(C).  Citizenship:
                                  Mr. Thomas is a citizen of the USA
                     -----------------------------------------------------------
ITEM 2(D).  Title or Class of Securities:
                                          Common Stock, par value $.01
                     -----------------------------------------------------------
ITEM 2(E).  CUSIP Number:
                                          88402-10-8
                     -----------------------------------------------------------
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         ITEM 3.   If this statement is filed pursuant to Rule 13d-1(b), or
13d-2(b), check whether the person filing is a:

         (a).  [  ]  Broker or Dealer registered under section 15 of the Act;

         (b).  [  ]  Bank as defined in Section 3(a) (6) of the Act;

         (c).  [  ]  Insurance Company as defined in Section 3(a) (19) of the
Act;

         (d). [ ] Investment Company registered under Section 8 of the Investment Company Act;

         (e). [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940;

         (f). [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; see Rule 13d-1(b) (1) (ii) (F);

         (g).  [  ]  Parent Holding Company, in accordance with Rule 13d-1(b)
(ii) (G)  (Note:  see Item 7);

         (h).  [  ]  Group, in accordance with Rule 13d-1(b) (1) (ii) (H).

                                                                  NOT APPLICABLE

ITEM 4.      OWNERSHIP.

         If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)   Amount beneficially owned:

  This amount includes 223,670 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of June 5, 1996
- --------------------------------------------------------------------------------

         (b)   Percent of class:
                                    35.2%
- --------------------------------------------------------------------------------

         (c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote                2,125,820
                                                       -------------------------
         (ii)  Shared power to vote or to direct the vote                  9,000
                                                         -----------------------
         (iii) Sole power to dispose or to direct the disposition of   2,125,820
                                                                    ------------
         (iv)  Shared power to dispose or to direct the disposition of     9,000
                                                                      ----------
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON
         BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      In the event that Mr. Thomas consummates a registered public offering of such securities, each of Martin Hilti Treuhand AG and Mr. Urs Buhler currently has the right to receive a portion of the proceeds of such offering.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b) (ii) (G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                                                  NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      If a group has filed this schedule pursuant to Rule 13d-1(b) (ii) (H), so indicate under Item 3(h) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identify of each member of the group.

                                                                  NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

                                                                  NOT APPLICABLE
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ITEM 10. CERTIFICATION.

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect."

                                                                  NOT APPLICABLE

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   June 7, 1996
                                        ----------------------------------------
                                                       (Date)

                                            /s/Philip R. Thomas
                                        ----------------------------------------
                                                     (Signature)

                                                  PHILIP R. THOMAS
                                        ----------------------------------------
                                                  (Name and Title)